SCHEDULE A

Transactions in the Shares During the Past Sixty Days

HORTON CAPITAL PARTNERS FUND, LP

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Purchase	170,830	$0.8602	5/14/2026
Purchase	30,367	$0.8878	5/15/2026